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June 26, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Kathleen Krebs

Joshua Shainess

Division of Corporation Finance

Office of Technology

Re:	Nexters Inc.

Post-Effective Amendment No. 5 to Form F-1

Filed October 18, 2022

File No. 333-259707

To the addressees set forth above:

On behalf of our client, Nexters Inc. (together with its subsidiaries, the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 8, 2022 (the “Comment Letter”) with respect to the Post-Effective Amendment No. 5 (“POS AM No. 5”) to the Registration Statement of the Company on Form F-1 (File No. 333-259707), filed with the Commission on October 18, 2022 (the “Registration Statement”). An electronic version of the Company’s Post-Effective Amendment No. 6 (“POS AM No. 6”) to the Registration Statement, which has been revised to address the Staff’s comments to POS AM No. 5 and otherwise to update and supplement the disclosures set forth in the prospectus included in the Registration Statement, has been concurrently filed with the Commission through its EDGAR system.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Post-Effective Amendment No. 5 to Form F-1 filed October 18, 2022

Cover Page

1.	Please clarify the disclosure you provided in response to prior comment 1. You appear to indicate that the selling securityholders will not sell their shares and warrants pursuant to the prospectus so long as the trading on Nasdaq remains suspended. Please clarify if that is the case. If not, please indicate the fixed price at which the selling securityholders will sell their shares and warrants until trading resume on Nasdaq. In this regard, it is not clear that the disclosed fair value of the shares and warrants is the fixed price at which the securityholders will sell their securities or whether the offering price will fluctuate based on estimated fair values using the methodology set forth in Note 22 of the interim financial statements.

Latham & Watkins is the business name of Latham & Watkins (London) LLP, a registered limited liability partnership organised under the laws of New York and authorised and regulated by the Solicitors Regulation Authority (SRA No. 203820). A list of the names of the partners of Latham & Watkins (London) LLP is open to inspection at its principal place of business, 99 Bishopsgate, London EC2M 3XF, and such persons are either solicitors, registered foreign lawyers, or managers authorised by the SRA. We are affiliated with the firm Latham & Watkins LLP, a limited liability partnership organised under the laws of Delaware.

June 26 2023 Page 2

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that trading of the Company’s securities on the Nasdaq Global Market was, following the suspension of trading that had been in effect from February 28, 2022, resumed on March 16, 2023. The Company is therefore again in a position to provide a current offering price of the securities being offered in accordance with Item 501(b)(3) of Regulation S-K, and has updated its disclosure on the cover page to include an offering price of the securities being offered as of the close of trading on the trading day immediately preceding the date of the preliminary prospectus included in POS AM No. 6. The Company advises the Staff that it shall update the offering price of the securities on each occasion that it files a prospectus or prospectus supplement under the Registration Statement.

2.	We note your disclosure in response to prior comment 2, including using the average price paid by the Sponsor for the ordinary shares it is offering to calculate the Sponsor’s potential profit. Please only disclose the potential profit for shares that were purchased by the Sponsor at prices below the last market price rather than netting potential sales at a profit with potential sales at a loss. For example, specifically disclose the potential profit the Sponsor could earn on the sale of its 6,750,000 founders shares purchased for $25,000, or approximately $0.00325 per share. In addition, as requested in prior comment 2, disclose on the prospectus cover page the price that the Sponsor acquired its ordinary shares and warrants, and the price that the SPAC's public securityholders acquired their ordinary shares and warrants. Also disclose that Mr. Tavrin, who has sole dispositive power over company's shares held by the Sponsor, has caused the Sponsor to offer all of its securities in this offering, consisting of 11,750,000 shares and 6,125,000 warrants. As appropriate, revise the disclosure in the risk factor on page 46.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on the cover page and pages 48 and 140 of the prospectus included in POS AM No. 6 accordingly.

*    *    *    *

June 26 2023 Page 3

We hope that the foregoing has been responsive to your comments. Please do not hesitate to contact me by telephone at +44 207 710 3098 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ J. David Stewart
J. David Stewart
of LATHAM & WATKINS LLP

cc:	Andrey Fadeev, Nexters Inc.
Alexander Karavaev, Nexters Inc.
Yulia Dementieva, Nexters Inc.
Yoseph Choi, Latham & Watkins LLP